Pampa Energía, an independent company with active participation in Argentina’s electricity and gas value chain, announces the results for the nine-month period and quarter ended on September 30, 2023.

Buenos Aires, November 8, 2023

Stock information

Share capital net of repurchases and reductions
as of November 7, 2023
1,363.5 million common shares/
54.5 million ADS

Market capitalization
AR$1,718 billion/
US$2,016 million

Information about the videoconference

Date and time: Thursday Nov, 9
10 AM Eastern Standard Time
12 PM Buenos Aires Time

Access link: bit.ly/Pampa3Q2023VC

For further information about Pampa

• Email:
investor@pampaenergia.com

• Website for investors:
ri.pampaenergia.com

• Argentina’s Securities and Exchange Commission
www.argentina.gob.ar/cnv

• Securities and Exchange Commission:
sec.gov

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, converted into AR$ at transactional FX. However, for our affiliates Transener and TGS, their figures are adjusted for inflation as of September 30, 2023, and then translated into US$ at the period’s closing FX. The reported figures in US$ from previous periods remain unchanged.

Q3 23 main results[1]

7% year-on-year sales decrease, recording US$474 million[2] in Q3 23, explained by a drop in prices and sales of petrochemicals and oil, and the impact of the AR$ devaluation in legacy energy, offset by higher gas sales and renewable PPAs.

Operating performance highlighted by natural gas and CTEB’s CCGT:

Pampa's main operational KPIs		Q3 23	Q3 22	Variation
Power	Generation (GWh)	4,985	3,767	+32%
	Gross margin (US$/MWh)	23.1	24.2	-5%

Oil and gas	Production (k boe/day)	80.4	68.5	+17%
	Gas over total production	94%	92%	+2%
	Average gas price (US$/MBTU)	4.7	4.8	-3%
	Average oil price (US$/bbl)	63.1	70.2	-10%

Petrochemicals	Volume sold (k ton)	102	120	-14%
	Average price (US$/ton)	1,283	1,496	-14%

Adjusted EBITDA[3] reached US$244 million, similar to Q3 22, explained by reductions of 72% in holding and others, 16% in petrochemicals, offset by increases of 12% in oil and gas, and 2% in power generation.

The profit attributable to the Company’s shareholders decreased by 15%, reaching US$152 million, mainly explained by increased financial interests of AR$-debt and higher income tax charges, partially offset by gains from holding financial securities.

Net debt continued decreasing, to US$677 million, resulting in a net leverage ratio of 1.0x.

1 The information is based on FS prepared according to IFRS in force in Argentina.

2 It does not include sales from the affiliates CTBSA, Transener and TGS, which at our ownership is US$90 million. Under IFRS, affiliates are not consolidated in Pampa, shown as ‘Results for participation in joint businesses and associates’.

3 Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments, and includes affiliates’ EBITDA at our ownership. For further information, see section 3.1 of this Earnings release.

Pampa Energía ● Earnings release Q3 23 ● 1

Pampa Energía ● Earnings release Q3 23 ● 2

1.	Relevant Events
1.1	Oil and gas segment

New record of peak gas production

The first tranche of GPNK was commissioned on August 3, 2023, operated by TGS, with a length of 573 km and a transportation capacity of 11 million m3 per day. This infrastructure project is a significant milestone for Argentina, aiming to relieve bottlenecks in the main gas pipelines and reduce reliance on imports and liquid fuels.

In line with our production commitment granted under Plan Gas.Ar round 4.2, on August 31, 2023, we achieved a new all-time-high production record of 16.4 million m3 per day, representing a remarkable 44% increase compared to the 2022 record. El Mangrullo contributed 58% of this production, and 26% came from Sierra Chata, both among the main gas-producing blocks in the Neuquina Basin.

Closing of the asset swap with Total Austral and the granting of the CENCH

On August 16, 2023, we executed the asset swap, making Pampa the sole owner of Rincón de Aranda. In return, Pampa transferred to Total Austral S.A. (Argentine Branch) its 100% equity stake in Greenwind, which solely owns PEMC.

Moreover, on August 28, 2023, the Province of Neuquén granted a 35-year unconventional exploitation license (Executive Order No. 1,435/2023). Pampa plans the development of a pilot program, which involves the completion of 1 drilled well, as well as drilling and completing 2 pads (8 wells) and constructing a processing facility, an oil pipeline and other surface facilities, totaling this initial stage an estimated investment of US$161 million. First oil is projected for 2025, reaching the plateau of 15 to 20 kbbl per day by 2027-2028.

With this swap’s closing, Pampa aims to diversify its energy production in a shale oil block with significant upside potential and reinforces its commitment to developing Vaca Muerta’s unconventional reserves.

A new round of Plan Gas.Ar

Aiming to boost production from mature basins, on September 27, 2023, round 5.2 was awarded under SE Res. No. 799/2023. Among the awarded blocks, Aguaragüe estimates to reach an incremental volume of over 400 thousand m3 per day from October 2023 to December 2028 at a US$9.80 per MBTU price until and including the year 2026, and the remaining period at US$6 per MBTU. Pampa holds a 15% stake in this gas field.

Foreign currency scheme access for hydrocarbon exports

On October 23, 2023, Executive Order No. 549/2023 was enacted, allowing oil and gas producers to settle 30% of their exports at the CCL FX and the remaining 70% at the official FX. Access to the scheme will be available for exports until November 17, 2023.

Pampa Energía ● Earnings release Q3 23 ● 3

1.2	Power generation segment

Tender to install thermal power capacity

On September 26, 2023, the SE opened the bids for installing 3,000 MW of thermal power capacity to the national power grid. 66 projects were submitted for a total potential capacity of 7,112 MW.

Pampa tendered a 300 MW project in CTGEBA, and CTEB submitted a bid for 11 MW through a CCGT expansion. Both projects qualified in the technical evaluation stage. As of today, the award of the projects is still pending.

Updates for the legacy or spot pricing scheme

In September and October 2023, the SE raised the remuneration in AR$ for spot energy through increases of 23% and 28%, applicable from September and November 2023, respectively.

1.3	TGS

Commissioning of the midstream business’ gathering gas pipeline

On July 27, 2023, TGS commissioned a 32 km extension for the gathering gas pipeline’s north tranche, passing through Los Toldos I Sur – El Trapial blocks from the Vaca Muerta formation. As a result, the gathering gas pipeline reached a total length of 182 km, with a transportation capacity of 60 million m3 per day.

Moreover, two conditioning plants with a capacity of 6.6 million m3 per day each are expected to be commissioned by the third quarter of 2024, with a total estimated investment of US$300 million.

This expansion is essential for developing the midstream business, which aims to transport gas from the Neuquina Basin to the main gas pipeline, recently enhanced by the commissioning of the GPNK.

License extension request

On September 8, 2023, TGS submitted a request to ENARGAS for a 10-year extension of the license, specified in its concession contract for the natural gas transportation service. As of today, the process is ongoing, and TGS has not received a formal response from ENARGAS regarding the request.

1.4	Transener’s tariff updates

On September 8, 2023, Transener and Transba’s tariff schemes increased by 20.9% and 20.8%, respectively, effective from August 2023 (ENRE Res. No. 661/2023 and 660/2023). Additionally, on November 1, 2023, further updates of 37.3% and 38.4% for Transener and Transba were enacted, respectively, applicable from November 2023 (ENRE Res. No. 780/2023 and 781/2023).

1.5	Changes in the Board

On September 12, 2023, the Board accepted the resignation of Dario Epstein as an independent member.

Pampa Energía ● Earnings release Q3 23 ● 4

2.	Financial highlights
2.1	Consolidated balance sheet
Figures in million	As of 09.30.2023		As of 12.31.2022
	AR$	US$ FX 349.95	AR$	US$ FX 177.16
ASSETS
Property, plant and equipment	846,115	2,418	383,464	2,165
Intangible assets	34,072	97	24,364	138
Right-of-use assets	3,043	9	1,521	9
Deferred tax asset	1,616	5	6,326	36
Investments in joint ventures and associates	325,458	930	159,833	902
Financial assets at amortized cost	14,128	40	18,000	102
Financial assets at fair value through profit and loss	9,615	27	4,867	27
Other assets	158	0	91	1
Trade and other receivables	9,358	27	3,415	19
Total non-current assets	1,243,563	3,554	601,881	3,397

Inventories	73,942	211	30,724	173
Financial assets at amortized cost	24,289	69	1,357	8
Financial assets at fair value through profit and loss	248,926	711	103,856	586
Derivative financial instruments	289	1	161	1
Trade and other receivables	158,061	452	83,328	470
Cash and cash equivalents	64,117	183	18,757	106
Total current assets	569,624	1,628	238,183	1,344

Total assets	1,813,187	5,181	840,064	4,742

EQUITY
Equity attributable to owners of the company	963,757	2,754	403,463	2,277

Total equity	966,155	2,761	404,620	2,284

LIABILITIES
Provisions	54,194	155	26,062	147
Income tax and presumed minimum income tax liabilities	40,593	116	31,728	179
Deferred tax liabilities	19,821	57	19,854	112
Defined benefit plans	10,060	29	4,908	28
Borrowings	451,083	1,289	237,437	1,340
Trade and other payables	13,231	38	3,757	21
Total non-current liabilities	588,982	1,683	323,746	1,827

Provisions	1,205	3	779	4
Income tax liabilities	12,392	35	927	5
Taxes payables	11,762	34	4,966	28
Defined benefit plans	915	3	1,021	6
Salaries and social security payable	9,433	27	5,627	32
Derivative financial instruments	2	0	318	2
Borrowings	123,132	352	48,329	273
Trade and other payables	99,209	283	49,731	281
Total current liabilities	258,050	737	111,698	630

Total liabilities	847,032	2,420	435,444	2,458

Total liabilities and equity	1,813,187	5,181	840,064	4,742

Pampa Energía ● Earnings release Q3 23 ● 5

2.2	Consolidated income statement
	Nine-month period				Third quarter
Figures in million	2023		2022		2023		2022
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	346,957	1,370	168,748	1,381	152,701	474	69,225	507
Domestic sales	285,892	1,117	136,862	1,114	131,583	408	58,154	426
Foreign market sales	61,065	253	31,886	267	21,118	66	11,071	81
Cost of sales	(209,953)	(850)	(104,023)	(859)	(92,014)	(294)	(43,127)	(319)

Gross profit	137,004	520	64,725	522	60,687	180	26,098	188

Selling expenses	(13,333)	(51)	(5,719)	(47)	(5,610)	(17)	(1,998)	(14)
Administrative expenses	(33,554)	(133)	(12,389)	(101)	(13,990)	(44)	(5,063)	(38)
Exploration expenses	(1,772)	(7)	(23)	-	(22)	-	(8)	-
Other operating income	31,627	115	10,345	79	17,338	54	5,988	43
Other operating expenses	(18,079)	(68)	(4,209)	(33)	(10,704)	(33)	(1,577)	(10)
Impairment of financial assets	(1,490)	(4)	(672)	(5)	(553)	(1)	(153)	(1)
Rec. of imp. (impairm.) of int. assets & inventories	(324)	(1)	(4,260)	(34)	(1)	-	124	1
Results for part. in joint businesses & associates	14,044	42	13,610	100	5,474	8	6,749	43
Income from the sale of associates	486	1	-	-	486	1	-	-

Operating income	114,609	414	61,408	481	53,105	148	30,160	212

Financial income	1,090	4	597	6	662	2	147	1
Financial costs	(71,096)	(283)	(18,127)	(148)	(30,018)	(95)	(9,333)	(70)
Other financial results	95,794	392	4,108	33	40,333	138	8,278	68
Financial results, net	25,788	113	(13,422)	(109)	10,977	45	(908)	(1)

Profit before tax	140,397	527	47,986	372	64,082	193	29,252	211

Income tax	(20,437)	(69)	(5,224)	(26)	(13,350)	(40)	(5,195)	(32)

Net income for the period	119,960	458	42,762	346	50,732	153	24,057	179
Attributable to the owners of the Company	119,708	457	42,448	343	50,611	152	23,979	178
Attributable to the non-controlling interests	252	1	314	3	121	0.9	78	1

Net income per share to shareholders	87.51	0.33	30.74	0.25	37.21	0.11	17.38	0.13
Net income per ADR to shareholders	2,187.65	8.35	768.43	6.21	930.35	2.80	434.40	3.23

Average outstanding common shares[1]	1,368		1,381		1,360		1,380
Outstanding shares by the end of period[1]	1,360		1,380		1,360		1,380

Note: 1 It considers the Employee stock-based compensation plan shares, which amounted to 3.9 million common shares as of September 30, 2022 and 2023.

Pampa Energía ● Earnings release Q3 23 ● 6

2.3	Cash and financial borrowings

As of September 30, 2023, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	856	853	600	600	(256)	(253)
Petrochemicals	-	-	-	-	-	-
Holding and others	0	0	-	-	(0)	(0)
Oil and gas	107	107	1,041	1,041	934	934
Total under IFRS/Restricted Group	964	960	1,641	1,641	677	681
Affiliates at O/S2	162	162	309	309	148	148
Total with affiliates	1,126	1,122	1,950	1,950	824	828

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

As of September 30, 2023, Pampa’s financial debt at the consolidated level under IFRS amounted to US$1,641 million, similar to the end of 2022 and Q2 23, mainly explained by debt issuances, offset by the de-consolidation of PEMC’s associated financial debt. However, the net debt continued to drop by 26% vs. December 2022, reaching US$677 million, mainly due to increased liquidity. The total US$ debt accounted for 84% of the Company’s gross debt - 70% of the total denominated in US$, with an average interest rate of 8.3%, primarily at a fixed rate, no coupon for US$-link debt, while the US$-MEP indebtedness rate was 5%. The average interest rate for AR$ debt was 99.3%. The financial debt had an average life of 3.1 years. The chart below shows the principal maturity profile, net of repurchases, in US$ million by the end of Q3 23:

Note: The chart only considers Pampa consolidated under IFRS; it does not include affiliates TGS, Transener, and CTBSA.

During Q3 23, Pampa paid the outstanding AR$2.3 billion of the first Green Bond (Series VIII CB) and import financing for US$5 million. Moreover, Pampa issued the Series XVIII CB in US$-MEP for US$72 million at a 5% rate maturing on September 2025; obtained short-term bank debt for AR$2 billion and import financing for the equivalent of US$3 million. After Q3 23, Pampa took export pre-financing for US$19 million, and import financing for the equivalent of US$13 million.

Regarding our affiliates, in Q3 23, TGS paid import financing for US$0.3 million, while Transener paid borrowings for AR$83 million. After the quarter’s closing, TGS took net bank debt for US$18 million, while Transener paid borrowings for AR$56 million, and CTEB took import financing for US$0.8 million.

Pampa Energía ● Earnings release Q3 23 ● 7

As of today, the Company complies with the covenants established in its debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount net of repurchases	Coupon
In US$
Pampa	CB Series IX at par & fixed rate	2026	293	179	9.5%
	CB Series I at discount & fixed rate	2027	750	597	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%
TGS[1]	CB at discount at fixed rate	2025	500	470	6.75%

In US$-link
Pampa	CB Series XIII	2027	98	98	0%
CTEB[1]	CB Series IV	2024	96	96	0%
	CB Series VI	2025	84	84	0%
	CB Series IX	2026	50	50	0%

In US$-MEP
Pampa	CB Series XVI	2025	56	56	4.99%
	CB Series XVIII	2025	72	72	5.00%

In AR$
Pampa	CB Series XI	2024	21,655	21,655	Badlar Privada +0%
	CB Series XV	2024	18,264	18,264	Badlar Privada +2%
	CB Series XVII (Green Bond)	2024	5,980	5,980	Badlar Privada +2%
CTEB[1]	CB Series VII	2023	1,754	1,754	Badlar Privada +2.98%
	CB Series VIII	2024	4,236	4,236	Badlar Privada +1%

In UVA
CTEB[1]	CB Series II	2024	65	65	4%

Note: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS.

Credit rating of Pampa and subsidiaries

Company	Agency	Rating
		Global	Local
Pampa	S&P	b-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA+ (long-term) A1+ (short-term)
TGS	S&P	CCC-	na
	Moody's	Caa3	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	A+

Note: 1 Stand-alone. 2 Local ratings issued by FIX SCR.

Pampa Energía ● Earnings release Q3 23 ● 8

3.	Analysis of the Q3 23 results
Breakdown by segment Figures in US$ million	Q3 23			Q3 22			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	163	91	110	169	89	119	-4%	+2%	-7%
Oil and Gas	207	132	2	189	117	5	+10%	+12%	-60%
Petrochemicals	132	16	15	179	19	19	-26%	-16%	-21%
Holding and Others	3	6	25	4	21	35	-25%	-72%	-29%
Eliminations	(31)	-	-	(34)	-	-	-9%	NA	NA

Total	474	244	152	507	246	178	-7%	-1%	-15%

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of adjusted EBITDA, in US$ million	Nine-month period		Third quarter
	2023	2022	2023	2022
Consolidated operating income	414	481	148	212
Consolidated depreciations and amortizations	203	160	77	54
EBITDA	617	641	225	266

Adjustments from generation segment	(5)	(25)	1	(36)
Deletion of equity income	(9)	(67)	(4)	(33)
Deletion of gain from commercial interests	(41)	(17)	(12)	(11)
Deletion of provision in outages	-	6	-	-
Deletion of PPE activation in operating expenses	3	16	-	5
Deletion of provision in hydros	6	-	1	-
Greenwind's EBITDA adjusted by ownership	-	7	-	1
CTBSA's EBITDA adjusted by ownership	37	31	16	2
Adjustments from oil and gas segment	(0)	27	(1)	(2)
Deletion of PPE & inventories' impairment	-	29	-	-
Deletion of gain from commercial interests	(7)	(2)	(1)	(2)
Deletion of Río Atuel's reversal losses	7	-	-	-
Adjustments from petrochemicals segment	3	(0)	(0)	(0)
Deletion of inventory impairment	3	-	-	-
Adjustments from holding & others segment	58	81	20	18
Deletion of equity income	(33)	(33)	(4)	(10)
Deletion of gain from commercial interests	(0)	(1)	0	(0)
Deletion of intang. assets' impairment/(recovery)	(2)	5	-	(1)
Deletion of the sale of associates	(1)	-	(1)	-
Ownership adjustment	(184)	(235)	(54)	(62)

Consolidated adjusted EBITDA	672	724	244	246
At our ownership	659	723	250	246

Pampa Energía ● Earnings release Q3 23 ● 9

3.2	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2023	2022	∆%	2023	2022	∆%
Sales revenue	507	500	+1%	163	169	-4%
Domestic sales	507	500	+1%	163	169	-4%
Cost of sales	(275)	(278)	-1%	(94)	(94)	-

Gross profit	232	222	+5%	69	75	-8%

Selling expenses	(1)	(2)	-50%	-	(1)	-100%
Administrative expenses	(38)	(29)	+31%	(12)	(10)	+20%
Other operating income	50	18	+178%	15	11	+36%
Other operating expenses	(24)	(3)	NA	(10)	(1)	NA
Results for participation in joint businesses	9	67	-87%	4	33	-88%

Operating income	228	273	-16%	66	107	-38%

Finance income	2	1	+100%	1	-	NA
Finance costs	(92)	(47)	+96%	(26)	(20)	+30%
Other financial results	221	(11)	NA	97	31	+213%
Financial results, net	131	(57)	NA	72	11	NA

Profit before tax	359	216	+66%	138	118	+17%

Income tax	(48)	(15)	+220%	(27)	2	NA

Net income for the period	311	201	+55%	111	120	-8%
Attributable to owners of the Company	310	198	+57%	110	119	-7%
Attributable to non-controlling interests	1	3	-67%	1	1	-10%

Adjusted EBITDA	297	309	-4%	91	89	+2%
Adjusted EBITDA at our share ownership	284	308	-8%	97	89	+8%

Increases in PPE	192	99	+94%	46	69	-33%
Depreciation and amortization	74	61	+21%	24	18	+33%

Sales during Q3 23 recorded a slight decline of 4%, explained by lower Energía Plus and legacy energy prices, and lower income from PPAs due to PEMC’s divestment and an outage at CTLL’s GT05. These effects were partially offset by PEA’s acquisition in December 2022 and the commissioning of PEPE IV, which contributed to the PPAs and MATER segments, respectively.

For legacy energy, in spite of the increases received in August and September of 28% and 23%, respectively, they failed to offset the AR$ devaluation impact on open-cycle units (GT and ST), where the capacity remuneration was US$3.9 thousand per MW-month (-17% vs. Q3 22), and for hydros US$1.8 thousand per MW-month (-17% vs. Q3 22). Capacity remuneration for CCGTs remained similar to Q3 22, recording US$4.6 thousand per MW-month, thanks to differential income for CCGTs (Res. No. 59/2023). Legacy energy represented 77% of the 5,332 MW operated by Pampa, but comprised only 31% of the Q3 23 segment’s sales.

In operating terms, Pampa’s operated power generation grew 32% vs. Q3 22, significantly outpacing the Argentine power grid’s 7% growth, mainly explained by the higher dispatch from the new CTEB’s CCGT, commissioned in February 2023 (+1,112 GWh), increased water input at HPPL (+301 GWh), new contributions from PEPE IV and PEA (+174 GWh), and greater gas availability at CTGEBA (+69 GWh). These variations were partially offset by weaker demand due to a mild winter that impacted CPB, CTPP and CTIW (-316 GWh), an outage in CTLL’s GT05 since the end of July (-80 GWh) and PEMC’s divestment (-66 GWh).

Pampa Energía ● Earnings release Q3 23 ● 10

The availability of Pampa’s operated units reached 93.7% in Q3 23 (-240 basis points vs. Q3 22’s 96.1%), mainly due to CTLL GT05’s outage mentioned above and programmed overhauls in CTGEBA’s GT03. Therefore, a 92.1% thermal availability rate was registered in Q3 23 (-382 basis points vs. 95.9% from Q3 22).

Power generation's key performance indicators	2023				2022				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity (MW)	938	287	4,107	5,332	938	206	3,826	4,970	-	+39%	+7%	+7%
New capacity (%)	-	100%	33%	31%	-	100%	28%	26%	-	-	+5%	+5%
Market share (%)	2.2%	0.7%	9.5%	12.3%	2.2%	0.5%	8.9%	11.6%	-0%	+0%	+1%	+1%

Nine-month period
Net generation (GWh)	1,249	913	13,800	15,963	888	655	11,594	13,136	+41%	+39%	+19%	+22%
Volume sold (GWh)	1,250	913	14,655	16,818	888	673	12,437	13,999	+41%	+36%	+18%	+20%

Average price (US$/MWh)	19	72	35	35	27	70	42	42	-29%	+3%	-17%	-15%
Average gross margin (US$/MWh)	5	62	21	22	8	57	25	25	-38%	+9%	-15%	-12%

Third quarter
Net generation (GWh)	596	316	4,073	4,985	292	212	3,263	3,767	+104%	+49%	+25%	+32%
Volume sold (GWh)	596	316	4,340	5,252	292	218	3,532	4,042	+104%	+45%	+23%	+30%

Average price (US$/MWh)	14	72	39	38	25	71	44	44	-45%	+1%	-12%	-14%
Average gross margin (US$/MWh)	3	61	23	23	5	55	24	24	-41%	+9%	-3%	-5%

Note: Gross margin before amortization and depreciation. It includes CTEB, operated by Pampa (50% equity stake). PEMC was de-consolidated in August 2023.

Without depreciation and amortizations, net operating costs remained similar to Q3 22, mainly explained by lower gas purchases due to CAMMESA’s lesser thermal demand, lesser electricity purchases to cover contracts due to the price decrease, lower maintenance and material costs, mainly in CTLL, and higher rate interests from CAMMESA’s collection delays. Higher labor costs offset these effects.

Financial results from Q3 23 reached a net profit of US$72 million, while a net profit of US$11 million was recorded in Q3 22, mainly due to gains from holding financial instruments, offset by increased interests, mainly from the AR$-debt.

Adjusted EBITDA from the power generation segment reached US$91 million (+2% vs. Q3 22), mainly due to lower legacy energy prices affected by the AR$ devaluation and PEMC’s de-consolidation, in addition to lower Energía Plus prices and higher labor costs. These variations were partially offset by renewable PPAs at PEA and PEPE IV, the differential remuneration in US$ for legacy CCGTs and lower maintenance and material costs. In addition, adjusted EBITDA considers CTEB’s 50% ownership, which improvement is because of the PPA in the CCGT (US$16 million in Q3 23 vs. US$2 million in Q3 22). It excludes items such as the commercial interests for delayed collections, accrual of PPE’s expenses as operating expenditures and contingency provisions for the concession’s termination at Mendoza hydros.

Finally, without including CTEB, capital expenditures registered US$46 million in Q3 23, -33% vs. Q3 22, explained by the commissioning of PEPE IV, offset by the PEPE VI project.

Pampa Energía ● Earnings release Q3 23 ● 11

The following table shows the expansion projects in power generation:

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @9/30/23
Thermal
Closing to CC Ensenada	279	PPA for 10 years	US$	23,962	10.5	43	253	99%	22-Feb-23

Renewable
Pampa Energía IV	81	MAT ER	US$	na	na	58(2)	128	98%	17-Jun-23
Pampa Energía VI	139.5	MAT ER	US$	na	na	62(2)	269	22%	Q4 2024 (est.)

Note: 1 Without value-added tax. 2 Estimated average.

3.3	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2023	2022	∆%	2023	2022	∆%
Sales revenue	548	491	+12%	207	189	+10%
Domestic sales	411	379	+8%	181	163	+11%
Foreign market sales	137	112	+22%	26	26	+1%
Cost of sales	(319)	(264)	+21%	(121)	(104)	+16%

Gross profit	229	227	+1%	86	85	+1%

Selling expenses	(38)	(33)	+15%	(13)	(9)	+44%
Administrative expenses	(56)	(44)	+27%	(18)	(16)	+13%
Exploration expenses	(7)	-	NA	-	-	NA
Other operating income	64	55	+16%	39	31	+26%
Other operating expenses	(26)	(22)	+18%	(13)	(6)	+117%
Impairment of financial assets	-	(1)	-100%	-	-	NA
Impairment of PPE and inventories	-	(29)	-100%	-	-	NA

Operating income	166	153	+8%	81	85	-5%

Finance income	2	2	-	1	1	-
Finance costs	(157)	(83)	+89%	(60)	(40)	+50%
Other financial results	7	(19)	NA	(18)	(14)	+29%
Financial results, net	(148)	(100)	+48%	(77)	(53)	+45%

Loss before tax	18	53	-66%	4	32	-88%

Income tax	(2)	-	NA	(2)	(27)	-93%

Net loss for the period	16	53	-70%	2	5	-60%

Adjusted EBITDA	291	275	+6%	132	117	+12%

Increases in PPE and right-of-use assets	385	209	+84%	169	61	+177%
Depreciation and amortization	125	95	+32%	52	34	+53%

In Q3 23, sales from the oil and gas segment increased by 10% vs. Q3 22, mainly due to higher gas production driven by commitments under Plan Gas.Ar, linked to the GPNK. However, lower crude oil prices and output partially offset these effects.

Pampa Energía ● Earnings release Q3 23 ● 12

Oil and gas' key performance indicators	2023			2022			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Nine-month period
Volume
Production
In thousand m3/day	0.8	10,793		0.8	9,919		-5%	+9%	+8%
In million cubic feet/day		381			350
In thousand boe/day	5.0	63.5	68.5	5.2	58.4	63.6
Sales
In thousand m3/day	0.8	10,827		0.8	10,002		+1%	+8%	+8%
In million cubic feet/day		382			353
In thousand boe/day	5.3	63.7	69.0	5.3	58.9	64.1

Average Price
In US$/bbl	65.5			70.5			-7%	+4%
In US$/MBTU		4.5			4.3

Third quarter
Volume
Production
In thousand m3/day	0.7	12,860		0.9	10,705		-14%	+20%	+17%
In million cubic feet/day		454			378
In thousand boe/day	4.7	75.7	80.4	5.5	63.0	68.5
Sales
In thousand m3/day	0.7	12,885		0.9	10,781		-22%	+20%	+16%
In million cubic feet/day		455			381
In thousand boe/day	4.6	75.8	80.5	5.9	63.5	69.4

Average Price
In US$/bbl	63.1			70.2			-10%	-3%
In US$/MBTU		4.7			4.8

Note: The net production in Argentina. The gas volume is standardized at 9,300 kilocalories (kCal).

In operating terms, total production reached 80.4 kboe per day in Q3 23 (+17% vs. Q3 22 and +19% vs. Q2 23). Gas production achieved new record highs, reaching 12.9 million m3 per day (+20% vs. Q3 22 and +22% vs. Q2 23), explained by higher delivery volumes under Plan Gas.Ar, despite the over-a-month delay in the commissioning of GPNK. To a lesser extent, exports to Chile and sales to the industrial segment contributed to the increase in production. We reached a new daily production record of 16.4 million m3 in August.

Analyzing the gas output by block, 58% of our total gas output in Q3 23 came from El Mangrullo, which recorded 7.4 million m3 per day (-8% vs. Q3 22 but +17% vs. Q2 23 due to seasonality). On the other hand, due to shale activity, Sierra Chata reached 3.4 million m3 per day (+435% vs. Q3 22 and +52% vs. Q2 23). At non-operated blocks, Río Neuquén remained at 1.6 million m3 per day (+12% vs. Q3 22 and +4% vs. Q2 23), while Rincón del Mangrullo continues the natural depletion, contributing 0.2 million m3 per day (-23% vs. Q3 22 and -3% vs. Q2 23).

Our gas price in Q3 23 was US$4.7 per MBTU (similar to Q3 22 and Q2 23), mainly because of lower prices in the industrial segment.

In Q3 23, under Plan Gas.Ar, 45% of our gas deliveries were destined for the retail segment due to the winter period priority, and 32% to CAMMESA as fuel for our thermal power units. The GPNK explains the rise in gas for power generation. Moreover, 15% was sold to the industrial/spot market, 5% was exported, and the remaining was sold as raw material to our petchem plants. In contrast, in Q3 22, 59% was sold to the retail segment, 17% to our thermal power units, 16% to the industrial/spot market, 5% was exported, and 2% was sold to our petchem plants.

Pampa Energía ● Earnings release Q3 23 ● 13

Oil production reached 4.7 kbbl per day in Q3 23 (-14% vs. Q3 22), explained by a drop of 0.9 kbbl per day at El Tordillo due to its natural depletion, partially offset by higher output at Río Neuquén, Gobernador Ayala and Los Blancos (+0.2 kbbl per day vs. Q3 22). However, the volume sold was higher thanks to the oil stock during Q2 23 to respond to the growing demand. 85% of the volume traded was destined for the local market vs. 80% in Q3 22.

Our oil price in Q3 23 was 10% lower than in Q3 22, reaching US$63.1 per bbl, explained by the decrease in Brent and the maximum price scheme for local prices.

By the end of Q3 23, we accounted for 810 productive wells vs. 895 as of the end of 2022. The sharp decrease is explained by the exit agreements in Estación Fernández Oro and Anticlinal Campamento gas blocks, and the production curtailment at El Tordillo oil block due to cost efficiency.

Net operating costs in Q3 23, excluding depreciation, amortization and Plan Gas.Ar compensation grew 6%, reaching US$104 million vs. Q3 22, mainly due to higher labor expenses, transportation tariffs for gas exports, and royalties and levies - all linked to higher oil and gas sales. Lower oil purchases for trading, operation and maintenance costs of wells and treatment plants at operated blocks partially offset these effects. New wells’ productivity positively impacted the lifting cost per boe, which decreased to US$5.6 per boe produced in Q3 23, -7% year-on-year and -13% vs. Q2 23.

Financial results in Q3 23 recorded higher losses of US$24 million, reaching a decrease of US$77 million, explained by a rise in interest expenses, mainly related to the AR$-debt, and higher net losses due to the AR$ devaluation impact over certain receivables, partially offset by higher gains from holding financial securities.

Our oil and gas adjusted EBITDA amounted to US$132 million in Q3 23, 12% higher than in Q3 22, mainly explained by higher volumes sold in the local market under Plan Gas.Ar commitments, offset by lower margins and turnover in crude oil. In addition, the adjusted EBITDA of Q3 23 excludes the impairment of PPE and inventories and commercial interests for late collection, mainly charged to CAMMESA.

Finally, in Q3 23, capital expenditures amounted to US$169 million, 177% higher vs. Q3 22, mainly driven by the shale gas wells drilling and completion campaign to comply with the additional commitments under Plan Gas.Ar.

Pampa Energía ● Earnings release Q3 23 ● 14

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2023	2022	∆%	2023	2022	∆%
Sales revenue	389	463	-16%	132	179	-26%
Domestic sales	273	308	-11%	92	124	-26%
Foreign market sales	116	155	-25%	40	55	-27%
Cost of sales	(341)	(405)	-16%	(110)	(155)	-29%

Gross profit	48	58	-17%	22	24	-8%

Selling expenses	(12)	(12)	-	(4)	(4)	-
Administrative expenses	(5)	(4)	+25%	(2)	(2)	-
Other operating expenses	(2)	(2)	-	(1)	(1)	-
Impairment of inventories	(3)	-	NA	-	-	NA

Operating income	26	40	-35%	15	17	-12%

Finance costs	(2)	(2)	-	(1)	(1)	-
Other financial results	7	5	+40%	4	5	-20%
Financial results, net	5	3	+67%	3	4	-25%

Profit before tax	31	43	-28%	18	21	-14%

Income tax	(5)	(5)	-	(3)	(2)	+50%

Net income for the period	26	38	-32%	15	19	-21%

Adjusted EBITDA	33	44	-25%	16	19	-16%

Increases in PPE	4	5	-20%	1	3	-67%
Depreciation and amortization	4	4	-	1	2	-50%

The petrochemicals segment’s adjusted EBITDA reached US$16 million in Q3 23, 16% lower vs. Q3 22, mainly explained by the significant drop in international reference prices and lower reforming volumes sold, mainly in octane bases. Lower raw material costs (linked to the decline in global prices) and increased polystyrene exported volumes and styrene domestic sales partially offset these effects. However, the adjusted EBITDA increased by US$6 million quarter-on-quarter due to improved local styrene sales, higher polystyrene and SBR exports, and a rise in reforming prices.

Pampa Energía ● Earnings release Q3 23 ● 15

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming & others
Nine-month period
Volume sold 9M23 (thousand ton)	84	32	195	311
Volume sold 9M22 (thousand ton)	84	36	182	302
Variation 9M23 vs. 9M22	+0%	-11%	+8%	+3%

Average price 9M23 (US$/ton)	1,860	1,813	890	1,247
Average price 9M22 (US$/ton)	2,148	2,317	1,097	1,535
Variation 9M23 vs. 9M22	-13%	-22%	-19%	-19%

Third quarter
Volume sold Q3 23 (thousand ton)	30	12	60	102
Volume sold Q3 22 (thousand ton)	28	13	79	120
Variation Q3 23 vs. Q3 22	+8%	-2%	-25%	-14%

Average price Q3 23 (US$/ton)	1,809	1,639	939	1,283
Average price Q3 22 (US$/ton)	2,232	2,541	1,067	1,496
Variation Q3 23 vs. Q3 22	-19%	-36%	-12%	-14%

Note: 1 Includes Propylene.

Total volume sold decreased by 14% vs. Q3 22, reaching 102 thousand tons, mainly explained by lower sales of reforming products in the local market, partially offset by higher styrene and polystyrene sales and a rise in local demand for SBR. Notably, in Q3 22, the SBR domestic market was affected by a labor dispute among tire manufacturing companies.

In Q3 23, financial results reached a net profit of US$3 million, 25% lower than the US$4 million recorded in Q3 22, explained by losses from holding financial securities, partially offset by higher net gains due to the AR$ devaluation over payables.

Pampa Energía ● Earnings release Q3 23 ● 16

3.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2023	2022	∆%	2023	2022	∆%
Sales revenue	11	16	-31%	3	4	-25%
Domestic sales	11	16	-31%	3	4	-25%

Gross profit	11	16	-31%	3	4	-25%

Administrative expenses	(34)	(24)	+42%	(12)	(10)	+20%
Other operating income	1	6	-83%	-	1	-100%
Other operating expenses	(16)	(6)	+167%	(9)	(2)	NA
Impairment of financial assets	(4)	(4)	-	(1)	(1)	-
Recovery from impair. (Impairment) of intangible assets	2	(5)	NA	-	1	-100%
Income from the sale of associates	1	-	NA	1	-	NA
Results for participation in joint businesses	33	33	-	4	10	-60%

Operating income	(6)	16	NA	(14)	3	NA

Finance income	5	8	-38%	2	2	-
Finance costs	(37)	(21)	+76%	(10)	(11)	-9%
Other financial results	157	58	+171%	55	46	+20%
Financial results, net	125	45	+178%	47	37	+27%

Profit before tax	119	61	+95%	33	40	-18%

Income tax	(14)	(6)	+133%	(8)	(5)	+60%

Net income for the period	105	55	+91%	25	35	-29%

Adjusted EBITDA	52	97	-47%	6	21	-72%

Increases in PPE	4	3	+33%	1	1	-
Depreciation and amortization	-	-	NA	-	-	NA

The holding and others segment, without considering the affiliates’ equity income (Transener and TGS), posted a US$10 million operating loss in Q3 23, while in Q3 22, it was a US$7 million loss, mainly explained by the share price performance impacting the executive compensation plan and lower income from the arbitration award in Ecuador.

In Q3 23, financial results reached a net gain of US$47 million vs. US$37 million in Q3 22, mainly due to higher net profits from the devaluation of fiscal liabilities in AR$.

The adjusted EBITDA of our holding and others segment decreased by 72%, recording US$6 million in Q3 23. The adjusted EBITDA excludes the equity income from our participation in TGS and Transener. In turn, it adds the EBITDA adjusted by equity ownership in these businesses. Besides, it excludes the impairment of intangible assets in Q3 22.

In TGS, the EBITDA adjusted by our stake was US$21 million in Q3 23 vs. US$26 million in Q3 22. The decline was mainly due to a drop in international reference prices for natural gas liquids, lower exported propane volumes and, to a lesser extent, the impact of AR$ devaluation on the regulated business. However, these effects were partially offset by higher dispatch of ethane and midstream business income.

In Transener, the EBITDA adjusted by our stake recorded US$4 million in Q3 23 (similar to Q3 22), mainly because the AR$ devaluation negatively impacts the regulated tariff.

Pampa Energía ● Earnings release Q3 23 ● 17

3.6	Analysis of the nine-month period, by subsidiary and segment
Subsidiary In US$ million	Nine-month period 2023				Nine-month period 2022
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	1	(0)	2	61.0%	3	(0)	2
Los Nihuiles	52.0%	(4)	(0)	(0)	52.0%	1	(0)	4
VAR[4]	100.0%	15	0	9	-	-	-	-

Greenwind[5]		11	-	3		13	-	2
Non-controlling stake adjustment		-	-	-		(7)	-	(1)
Subtotal Greenwind adjusted by ownership	100.0%	11	-	3	50.0%	7	-	1

CTBSA		74	270	17		63	241	86
Non-controlling stake adjustment		(37)	(135)	(9)		(31)	(120)	(43)
Subtotal CTBSA adjusted by ownership	50.0%	37	135	9	50.0%	31	120	43

Pampa stand-alone, other companies, & adj.[1]		237	(256)	287		268	82	149
Subtotal power generation		297	(121)	310		309	203	198

Oil & gas segment
Pampa Energía	100.0%	291	934	16	100.0%	275	846	53
Subtotal oil & gas		291	934	16		275	846	53

Petrochemicals segment
Pampa Energía	100.0%	33	-	26	100.0%	44	-	38
Subtotal petrochemicals		33	-	26		44	-	38

Holding & others segment
Transener		78	(39)	35		47	(29)	15
Non-controlling stake adjustment		(57)	29	(26)		(35)	21	(11)
Subtotal Transener adjusted by ownership	26.3%	20	(10)	9	26.3%	12	(8)	4

TGS		257	82	88		332	257	156
Non-controlling stake adjustment		(184)	(59)	(63)		(235)	(182)	(110)
Subtotal TGS adjusted by ownership	27.9%	73	23	25	29.3%	97	75	46

Pampa stand-alone, other companies, & adj.[1]		(42)	(0)	71		(13)	(1)	5
Subtotal holding & others		52	12	105		97	67	55

Deletions		-	(148)	-		(1)	(188)	(1)
Total consolidated		672	677	457		724	927	343
At our share ownership		659	824	457		723	1,115	343

Note: 1 The deletions correspond to other companies or inter-companies. 2 Net debt includes holding companies and debt repurchases. 3 Attributable to the Company’s shareholders. 4 Acquired on December 16, 2022. 5 Consolidated in Pampa’s FS from August 2022 to July 2023.

Pampa Energía ● Earnings release Q3 23 ● 18

3.7	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Q3 23				Q3 22
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	1	(0)	1	61.0%	0	(0)	0
Los Nihuiles	52.0%	(1)	(0)	(0)	52.0%	0	(0)	1
VAR[4]	100.0%	5	0	3	-	-	-	-

Greenwind[4]		2	-	(0)		2	-	1
Non-controlling stake adjustment		-	-	-		(1)	-	(0)
Subtotal Greenwind adjusted by ownership	100.0%	2	-	(0)	50.0%	1	-	0

CTBSA		32	270	7		4	241	19
Non-controlling stake adjustment		(16)	(135)	(4)		(2)	(120)	(10)
Subtotal CTBSA adjusted by ownership	50.0%	16	135	4	50.0%	2	120	10

Pampa stand-alone, other companies, & adj.[1]		74	(256)	106		86	82	108
Subtotal power generation		91	(121)	110		89	203	119

Oil & gas segment
Pampa Energía	100.0%	132	934	2	100.0%	117	846	5
Subtotal oil & gas		132	934	2		117	846	5

Petrochemicals segment
Pampa Energía	100.0%	16	-	15	100.0%	19	-	19
Subtotal petrochemicals		16	-	15		19	-	19

Holding & others segment
Transener		14	(39)	5		12	(29)	2
Non-controlling stake adjustment		(10)	29	(3)		(9)	21	(1)
Subtotal Transener adjusted by ownership	26.3%	4	(10)	1	26.3%	3	(8)	1

TGS		75	82	13		88	257	37
Non-controlling stake adjustment		(54)	(59)	(9)		(62)	(182)	(26)
Subtotal TGS adjusted by ownership	27.9%	21	23	4	29.3%	26	75	11

Pampa stand-alone, other companies, & adj.[1]		(19)	(0)	20		(8)	(1)	24
Subtotal holding & others		6	12	25		21	67	35

Deletions		-	(148)	-		-	(188)	-
Total consolidated		244	677	152		246	927	178
At our share ownership		250	824	152		246	1,115	178

Note: 1 The deletion corresponds to other companies or inter-companies. 2 Net debt includes holding companies and debt repurchases. 3 Attributable to the Company’s shareholders. 4 Consolidated in Pampa’s FS from August 2022 to July 2023.

Pampa Energía ● Earnings release Q3 23 ● 19

4.	Appendix
4.1	Power generation’s main operational KPIs
Power generation's key performance indicators	Hydroelectric			Wind					Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE3	PEPE4[2]	PEA[3]		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[4]	Subtotal thermal
Installed capacity (MW)	265	388	285	-	53	53	81	100	1,225	780	361	30	620	100	100	1,253	14	848	4,107	5,332
New capacity (MW)	-	-	-	-	53	53	81	100	287	184	100	-	-	100	100	565	14	279	1,343	1,630
Market share	0.6%	0.9%	0.7%	0.0%	0.1%	0.1%	0.2%	0.2%	2.8%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	2.0%	9.5%	12.3%

Nine-month period
Net generation 9M23 (GWh)	286	238	726	193	159	162	180	219	2,162	3,882	119	46	583	251	243	5,563	53	3,061	13,800	15,963
Market share	0.3%	0.2%	0.7%	0.2%	0.2%	0.2%	0.2%	0.21%	2.0%	3.7%	0.1%	0.0%	0.6%	0.2%	0.2%	5.3%	0.0%	2.9%	13.0%	15.1%
Sales 9M23 (GWh)	287	238	726	193	159	162	180	219	2,163	3,882	374	46	583	251	243	6,106	110	3,060	14,655	16,818

Net generation 9M22 (GWh)	257	202	429	290	174	191	-	-	1,543	3,889	198	34	822	280	253	5,572	55	490	11,594	13,136
Variation 9M23 vs. 9M22	+11%	+17%	+69%	-33%	-9%	-15%	na	na	+40%	-0%	-40%	+34%	-29%	-10%	-4%	-0%	-4%	na	+19%	+22%
Sales 9M22 (GWh)	257	203	429	290	193	191	-	-	1,562	3,889	369	34	822	280	253	6,182	117	490	12,437	13,999

Avg. price 9M23 (US$/MWh)	23	37	12	70	75	68	68	80	42	19	76	30	40	114	93	38	39	30	35	35
Avg. price 9M22 (US$/MWh)	28	44	18	69	75	67	67	na	45	19	74	48	36	104	92	41	43	na	42	42
Avg. gross margin 9M23 (US$/MWh)	0	14	4	59	56	63	63	69	29	15	26	6	7	91	71	20	13	23	21	22
Avg. gross margin 9M22 (US$/MWh)	5	17	6	59	54	58	58	na	29	11	28	17	13	83	69	22	19	126	25	25

Third quarter
Net generation Q3 23 (GWh)	74	84	439	28	57	57	97	77	912	1,211	34	10	-	42	29	1,558	23	1,167	4,073	4,985
Market share	0.2%	0.2%	1.2%	0.1%	0.2%	0.2%	0.3%	0.22%	2.6%	3.4%	0.1%	0.0%	-	0.1%	0.1%	4.4%	0.1%	3.3%	11.4%	14.0%
Sales Q3 23 (GWh)	74	84	439	28	57	57	97	77	912	1,211	101	9	-	42	29	1,739	42	1,167	4,340	5,252

Net generation Q3 22 (GWh)	95	59	138	94	55	64	-	-	504	1,291	16	8	209	97	81	1,489	17	55	3,263	3,767
Variation Q3 23 vs. Q3 22	-22%	+41%	na	-71%	+4%	-10%	na	na	+81%	-6%	+114%	+17%	-100%	-57%	-64%	+5%	+35%	na	+25%	+32%
Sales Q3 22 (GWh)	95	60	138	94	59	64	-	-	510	1,290	77	8	209	97	81	1,678	37	55	3,532	4,042

Avg. price Q3 23 (US$/MWh)	25	31	8	71	68	69	69	80	34	16	85	43	na	na	na	46	35	31	39	38
Avg. price Q3 22 (US$/MWh)	25	42	18	69	80	66	66	na	45	17	124	65	47	101	96	51	49	145	44	44
Avg. gross margin Q3 23 (US$/MWh)	(10)	12	4	57	42	64	64	69	23	12	24	8	na	na	na	23	9	26	23	23
Avg. gross margin Q3 22 (US$/MWh)	4	8	5	59	51	54	54	na	27	11	33	23	16	80	74	27	22	70	24	24

Note: Gross margin before amortization and depreciation 1 Fully owned by Pampa from August 2022 to July 2023. 2 Acquired on December 16, 2022. 3 Operated by Pampa (50% equity stake).

Pampa Energía ● Earnings release Q3 23 ● 20

4.2	Production in the main oil and gas blocks
In kboe/day at ownership	Nine-month period			Third quarter
	2023	2022	Variation	2023	2022	Variation
Gas
El Mangrullo	38.4	42.4	-9%	43.8	47.7	-8%
Río Neuquén	9.2	8.7	+6%	9.6	8.6	+12%
Sierra Chata	13.4	4.0	+231%	19.8	3.7	+435%
Rincón del Mangrullo[1]	1.5	2.1	-30%	1.4	1.8	-23%
Others	1.1	1.2	-5%	1.0	1.2	-16%
Total gas at working interest	63.5	58.4	+9%	75.7	63.0	+20%

Oil
El Tordillo[2]	2.1	2.6	-20%	1.8	2.7	-32%
Gobernador Ayala	1.1	1.1	+7%	1.1	1.2	-2%
Associated oil[3]	1.1	1.0	+8%	1.1	1.1	+4%
Others	0.6	0.5	+23%	0.6	0.6	+8%
Total gas at working interest	5.0	5.2	-5%	4.7	5.5	-14%

Total	68.5	63.6	+8%	80.4	68.5	+17%

Note: Production in Argentina. 1 It does not include shale formation. 2 It includes the La Tapera – Puesto Quiroga block. 3 From gas fields.

Pampa Energía ● Earnings release Q3 23 ● 21

5.	Glossary of terms
Term	Definition
9M23/9M22	First nine months of 2023/First nine months of 2022
ADR/ADS	American Depositary Receipt
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
ByMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.(Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
CCGT	Combined Cycle
CCL	An AR$ security settled in foreign markets
CENCH	Concesión de explotación no convencional de hidrocarburos (Unconventional Hydrocarbon Exploitation Concession)
CNY	Chinese Yuan
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
DoP	Deliver or Pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
ENARSA	Energía Argentina S.A. (former Integración Energética Argentina S.A.)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
FS	Financial Statements
FX	Nominal exchange rate
GO	Gas Oil
GPNK	Presidente Néstor Kirchner Gas Pipeline
Greenwind	Greenwind S.A.
GT	Gas turbine
GWh	Gigawatt-hour
HIDISA	Diamante Hydro Power Plant
HINISA	Los Nihuiles Hydro Power Plant
HPPL	Pichi Picún Leufú Hydro Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
M3	Cubic meters
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Units
MW/MWh	Megawatt/Megawatt-hour
Pampa Energía ● Earnings release Q3 23 ● 22

Term	Definition
N.a.	Not applicable
O/S	Share ownership
Pampa / The Company	Pampa Energía S.A.
PEA	Arauco II Wind Farm, stage 1 and 2
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
Plan Gas.Ar	Re-assurance and Strengthening of the Federal Hydrocarbon Production through Self-Supply, Exports, Replacement of Imports and the Expansion of the Transportation System to All the Country’s Hydrocarbon Basins 2023 – 2028 Plan (Executive Order No. 730/22) and the Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (Emergency Executive Order No. 892/20 and supplementary provisions)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
Q2 23	Second quarter of 2023
Q3 23/Q3 22	Third quarter of 2023/Third quarter of 2022
Res.	Resolution/Resolutions
SE	Secretariat of Energy
ST	Steam turbine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric ton
ToP	Take or Pay
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
US$-link	A security in which the underlying is linked to US$ wholesale exchange rate
US$-MEP	A security in which the settlement uses US$ in the domestic market
UVA	Unidad de Valor Adquisitivo (Purchasing power unit)

Pampa Energía ● Earnings release Q3 23 ● 23